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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           EDEN Bioscience Corporation
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         -------------------------------
                         (Title of Class of Securities)

                                    279445100
                                 ---------------
                                 (CUSIP Number)

                               September 27, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [X]    Rule 13d-1(c)
                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

CUSIP NO.   279445100


1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  Stephens Group, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY
                      -----------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       SOLE VOTING POWER                                                  -0-

6.       SHARED VOTING POWER                                            720,000

7.       SOLE DISPOSITIVE POWER                                             -0-

8.       SHARED DISPOSITIVE POWER                                     2,400,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                        2,400,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN                        10.2%
         ROW (9)

12.      TYPE OF REPORTING PERSON                                            HC





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                                  SCHEDULE 13G

CUSIP NO.   279445100


1.       NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO'S. OF ABOVE PERSONS (ENTITIES ONLY).

                  Stephens-EBC, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY
                      -------------------------------------------------


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Arkansas

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       SOLE VOTING POWER                                                  -0-

6.       SHARED VOTING POWER                                            720,000

7.       SOLE DISPOSITIVE POWER                                             -0-

8.       SHARED DISPOSITIVE POWER                                     2,400,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                        2,400,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES                                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (9)                                                          10.2%

12.      TYPE OF REPORTING PERSON                                            00





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CUSIP NO.  279445100


ITEM 1.

         (a)      Name of Issuer:   EDEN Bioscience Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                           11816 North Creek Parkway North
                           Bothell, Washington  98011-8205

ITEM 2.

         (a)      Name of Person Filing:    Stephens Group, Inc.
                                            Stephens-EBC, LLC

         (b)      Address of Principal Business Office or, if none, Residence

                           111 Center Street
                           Little Rock, Arkansas  72201

         (c)      Citizenship:      Arkansas

         (d)      Title of Class of Securities:      Common Stock

         (e)      CUSIP Number:  279445100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  N/A

ITEM 4.           OWNERSHIP.

(a)      Amount beneficially owned:                                   2,400,000

(b)      Percent of class:                                                10.2%

(c)      Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote:                    -0-

         (ii)  Shared power to vote or to direct the vote:              720,000

         (iii) Sole power to dispose or to direct the disposition of:       -0-

         (iv)  Shared power to dispose or to direct the
               disposition of:                                        2,400,000

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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS              [ ]

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Stephens-EBC, LLC has contributed 1.68 million of its shares of the common stock of EDEN Bioscience Corporation ("EDEN") to a voting trust pursuant to which the trustee of the trust, an individual not affiliated with Stephens-EBC, LLC or Stephens Group, Inc., has sole voting power. The trustee is required to vote such shares "for" and "against" proposals submitted to EDEN's shareholders in the same proportion as the votes cast "for" or "against" such proposals by all other shareholders, excluding abstentions. The voting trust agreement also imposes limitations on the sale or other disposition of the shares subject to the voting trust. Stephens Group, Inc., as a member and sole manager of Stephens-EBC, LLC, is reported herein as having no voting power and shared power of disposition with respect to the shares contributed to the voting trust, and shared power of voting and disposition with respect to the shares that have not been contributed to the voting trust. The other members of Stephens-EBC, LLC consist primarily of entities related to directors and officers of Stephens Group, Inc.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY OR CONTROL PERSON                                 N/A

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP   N/A


ITEM 10.          CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           October 6, 2000
                                           -------------------------------------
                                           Date


                                           Stephens Group, Inc.


                                           By: /s/ DAVID A KNIGHT
                                              ----------------------------------
                                                David A. Knight
                                                Executive Vice President

                                          Stephens-EBC, LLC

                                          By: Stephens Group, Inc.
                                              Manager

                                          By: /s/ DAVID A. KNIGHT
                                              ----------------------------------
                                                David A. Knight
                                                Executive Vice President of
                                                Stephens Group, Inc.